

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2020

Simon Yu
Chief Executive Officer
Cannabis Strategic Ventures
9350 Wilshire Blvd., Suite 203
Beverly Hills, CA 90212

      Re: Cannabis Strategic Ventures
          Amendment No. 3 to Offering Statement on Form 1-A
          Filed December 16, 2020
          File No. 024-11303

Dear Mr. Yu:

    We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 4, 2020 letter.

Amendment No. 3 to Offering Statement on Form 1-A

Relationships and Related Party Transactions, page 45

1.   We note your response to prior comment 2 and reissue in part. Please revise this section to identify the related persons.

General

2.   We note your revisions in response to prior comment 3. Please revise the offering circular throughout to reflect consistently the maximum number of shares that you intend to register in the primary offering, the maximum number of shares that are being registered for resale by the selling shareholders and the bona fide price range. For example, we note that the first and second paragraphs on the cover page do not consistently reflect the

maximum number of shares for both offerings. Also, the Use of Proceeds section on page 22 describes an offering price of $0.40 per share, which is also inconsistent with information on the cover page. Please revise these disclosures and the Offering section on page 4 and the Dilution section on page 23 to ensure consistency.

You may contact Franklin Wyman at 202-551-3660 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: William Robinson Eilers, Esq.